Exhibit 99.1



For immediate release

Alcon Submits *RETAANE*® Drug Applications to U.S. and European Regulatory Authorities

FORT WORTH, Texas – December 16, 2004 – Alcon, Inc. (NYSE:ACL) has submitted the third and final reviewable unit of its New Drug Application (NDA) for **RETAANE**® 15 mg (anecortave acetate for depot suspension) to the U.S. Food and Drug Administration (FDA). The application is subject to formal acceptance by the FDA, which could take up to 45 days from the date of submission. Alcon also has submitted its European Marketing Authorisation Application (MAA) for **RETAANE**® suspension. Alcon is seeking approval of the drug as a treatment for patients with subfoveal choroidal neovascularization due to age-related macular degeneration.

In the U.S., **RETAANE**® depot is being reviewed under the FDA's new Pilot 1 Continuous Marketing Application (CMA) program for fast track designated products, which allows designated NDAs to be submitted in specified reviewable units as each is completed, with each one assigned its own six-month review target.

The FDA has completed its initial review of the **RETAANE**® depot Chemistry, Manufacturing and Controls unit, which was filed in 2003, and the Pre-Clinical unit, which was filed in March of 2004. Alcon has responded to all questions posed by the FDA to date. The FDA also has completed its pre-approval inspection of Alcon's manufacturing facility, with no negative findings (no 483 observations).

About Alcon

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon has been conducting retinal research for more than 15 years and is the world's leading provider of surgical equipment used by vitreoretinal specialists who treat patients with AMD and other retinal diseases.

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Caution Concerning Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating mainly to our ability to obtain approvals of RETAANE® depot from the FDA and other regulatory bodies. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

*the FDA may not formally accept our NDA for **RETAANE**® depot or approval of the NDA or MAA may take longer than we expect or we may not receive approval at all; treatments developed by other companies may reach the market sooner or prove to be more effective than **RETAANE**® depot; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:

Investors and Media
Doug MacHatton
Vice President, Investor Relations &
Strategic Communications
Alcon, Inc.
(817) 551-8974
doug.machatton@alconlabs.com
www.alconinc.com

Media
Shannon Caudill
Porter Novelli Public Relations
312-856-8892
shannon.caudill@porternovelli.com